Filed by Superior Energy Services, Inc.

(Commission File No. 001-34037)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Superior Energy Services, Inc.

(Commission File No. 001-34037)

The following is a press release issued by Superior Energy Services, Inc. on January 27, 2020.

FOR FURTHER INFORMATION CONTACT:

Paul Vincent, VP of Treasury and Investor Relations, (713) 654-2200

1001 Louisiana St., Suite 2900

Houston, TX 77002

NYSE: SPN

SUPERIOR ENERGY SERVICES ANNOUNCES AGREEMENT IN

PRINCIPLE WITH AD HOC GROUP OF BONDHOLDERS IN

CONNECTION WITH EXCHANGE OFFER AND CONSENT

SOLICITATION FOR SENIOR NOTES OF SESI, L.L.C.

Houston, January 27, 2020 – Superior Energy Services, Inc. (“Superior Energy”) (NYSE: SPN) today announced that its wholly owned subsidiary, SESI, L.L.C. (“SESI” or the “Issuer”), has reached an agreement in principle with a steering committee (the “Steering Committee”) of holders of 34.210% of SESI’s $800 million aggregate principal amount of outstanding 7.125% Senior Notes due 2021 (the “Original Notes”). The Steering Committee is also working together with other noteholders (collectively with the Steering Committee, the “Ad Hoc Group”) and the Ad Hoc Group owns 61.369% of the aggregate principal amount of outstanding Original Notes. SESI has agreed to amend certain terms of its previously announced offer to exchange up to $500 million of the Original Notes for up to $500 million of newly issued 7.125% Senior Notes due 2021 (the “New Notes”) and cash (as to be amended as described below, the “Exchange Offer”), upon the terms and subject to the conditions set forth in SESI’s offering memorandum and consent solicitation statement, dated as of January 6, 2020 (as amended by the press releases dated January 16, 2020 and January 22, 2020, and as may be further amended or supplemented from time to time, the “Offering Memorandum and Consent Solicitation Statement”). All capitalized terms used but not defined in this press release have the meanings given to them in Superior Energy’s press release announcing the commencement of the Exchange Offer and Consent Solicitation, dated January 6, 2020 or the Offering Memorandum and Consent Solicitation Statement, as applicable.

In accordance with the agreement in principle, SESI will amend the Exchange Offer, through a forthcoming amendment to the Offering Memorandum and Consent Solicitation Statement (the “Expected Amendment”), to:

•

Provide that SESI is offering to exchange up to $635 million (the “Exchange Offer Maximum Amount”) of its $800 million aggregate principal amount of outstanding Original Notes for up to $635 million of New Notes as described in the table below:

CUSIP/ISIN	Title of Original Notes	Outstanding Principal Amount	Title of New Notes	Interest Rate of New Notes	Total Consideration (per $1,000 of Original Notes)*	Consent Payment
78412FAP9/ US78412FAP99	7.125% Senior Notes due 2021 issued by the Issuer	$800,000,000	7.125% Senior Notes due 2021 issued by the Issuer	7.125%	$1,000 principal amount of New Notes	Cash payment per $1,000 of Original Notes**

*	Subject to proration.
**

Eligible holders who validly tender their Original Notes prior to the Expiration Time will be entitled to receive an aggregate cash payment of $6.35 million divided by the total amount of Original Notes validly tendered and accepted for exchange in the Exchange Offer (the “Total Consent Payment”).

•	Provide for an extension of the Expiration Time to the tenth business day after the date of the Expected Amendment;

•

Provide that the Exchange Offer is conditioned upon the valid tender, by the Expiration Time, of at least $635 million aggregate principal amount of Original Notes and, therefore, the receipt of consents from eligible holders of over a majority of the aggregate principal amount of the Original Notes outstanding to amend (the “Proposed Amendment”) the liens covenant in the indenture governing the Original Notes to permit the issuance of the Superior Secured Notes as defined and described below;

•

Provide that at the settlement of the Combination Exchange, assuming the Exchange Offer is fully subscribed, eligible holders will receive, in exchange for $635 million aggregate principal amount of New Notes held by such holders at the Combination Exchange Date and accepted for exchange on a pro rata basis: (i) $250 million principal amount of Senior Second Lien Secured Notes to be issued by Spieth Newco, Inc. (“Newco” and such notes, the “Newco Secured Notes”), (ii) $250 million principal amount of Senior Second Lien Secured Notes to be issued by SESI (the “Superior Secured Notes”), (iii) $135 million in cash and (iv) $6.35 million in cash constituting the Total Consent Payment;

•

Increase the interest rate of the Newco Secured Notes in connection with the Combination Exchange from 8.000% to 9.750%, decrease the tenor of the Newco Secured Notes from seven years to five years and provide that the aggregate principal amount of Newco Secured Notes to be issued in connection with the Combination Exchange is $250 million;

•

Increase the interest rate of the Superior Secured Notes in connection with the Combination Exchange from 8.000% to 8.750%, decrease the tenor of the Superior Secured Notes from seven years to six years and provide that the aggregate principal amount of Superior Secured Notes to be issued in connection with the Combination Exchange is $250 million;

•

Provide that, subject to certain exceptions and exclusions, so long as the aggregate principal amount of outstanding Newco Secured Notes exceeds $150 million, and in the event that during any semi-annual period commencing on July 1, 2020, excess cash flow (to be described in the Expected Amendment) for such period is positive, Newco will be required, on March 15 and September 15 of each year beginning with March 15, 2021, to make an offer to all holders of Newco Secured Notes to purchase the maximum principal amount of Newco Secured Notes that may be purchased with an amount equal to 75% of excess cash flow for the semi-annual period then ended until the aggregate principal amount of outstanding Newco Secured Notes is less than $150.0 million and Newco has a total leverage ratio of less than 2.0 to 1.0; and

•

Provide that if any of SESI’s 7.750% Senior Notes due 2024 (the “2024 Notes”) are outstanding 91 days prior to September 15, 2024 (the “Springing Maturity Date”), then the Superior Secured Notes will mature on the Springing Maturity Date.

In addition to the above proposed amended terms, the Expected Amendment will describe certain amended restrictive covenants related to the Newco Secured Notes and the Superior Secured Notes, including but not limited to the following (capitalized terms used below but not otherwise defined herein are to be defined in the Expected Amendment):

Superior Secured Notes

•	Indebtedness – The debt covenant will apply to Superior Energy, SESI and SESI’s Restricted Subsidiaries.

•	Ratio Debt – SESI and Restricted Subsidiaries will be able to incur indebtedness so long as Consolidated Coverage Ratio exceeds 2.0 to 1.0; a sublimit of $35 million for non-guarantors will apply.

•

Credit Facilities – Not to exceed the greater of (a) $200 million and (b) the Borrowing Base as defined in the Remainco Credit Agreement or any successor Remainco Credit Agreement that refinances the existing Remainco Credit Agreement with bona fide ABL lenders, with a good faith determination of Borrowing Base in accordance with customary practice.

•

Acquisition Debt – Permitted if SESI could incur $1.00 under Consolidated Coverage Ratio test on pro forma basis or pro forma Consolidated Coverage Ratio is greater than or equal to such ratio prior to such acquisition.

•	Capital lease obligations – Equal to the greater of $100 million and a percentage of Consolidated Tangible Assets.

•	Foreign Subsidiaries’ debt – $35 million.

•	General basket – $75 million.

•	Restricted Payments –

•

General – Repayments of Original Notes at any time or repayments of 2024 Notes within 18 months of their stated maturity will be deemed not to be Restricted Payments. The covenant will otherwise limit SESI’s ability to redeem or repurchase junior or unsecured debt more than one year prior to stated maturity.

•

Builder basket – Subject to (a) 2.0 to 1.0 Consolidated Coverage Ratio, (b) 2.0 to 1.0 Total Leverage Ratio and (c) no Default or Event of Default. Standard 50% of Consolidated Net Income builder basket commencing January 1, 2020.

•	Employee stock repurchases – $5 million in any fiscal year with unlimited carryover subject to a $25 million cap.

•	General basket – $50 million, subject to no Default.

•

Junior Debt Repurchases – redemptions or repurchases more than one year prior to stated maturity of the greater of $150 million and, if SESI’s Total Secured Leverage Ratio is less than or equal to 1.50 to 1.00 on pro forma basis, $200 million.

•

Permitted Liens – Limited to indebtedness under the Credit Facilities debt basket, Superior Secured Notes issued on the issue date and $250 million of indebtedness secured by liens junior to the liens securing the Superior Secured Notes (solely to refinance existing junior/unsecured notes).

•	Asset Sales –

•

Debt repayment – $75 million basket for repayment of 2024 Notes, with an additional $75 million basket provided that SESI’s Total Secured Leverage Ratio is 0.25x inside closing Total Secured Leverage. Basket for repayment of any and all outstanding Original Notes.

•

Sales of non-collateral assets (including shares of Newco stock) – Either SESI must receive 75% cash or the fair market value of all non-cash consideration for all dispositions since the issue date must not exceed an aggregate cap of 5% of SESI’s Consolidated Tangible Assets.

•	Sales of collateral –SESI must receive 75% cash provided that replacement assets constituting collateral are deemed to count towards the 75% cash requirement.

Newco Secured Notes

•	Indebtedness –

•	General – The debt covenant will apply to Newco and Newco’s Restricted Subsidiaries.

•

Ratio Debt – Newco and its Restricted Subsidiaries will be able to incur unsecured indebtedness so long as Newco’s Consolidated Interest Coverage Ratio exceeds 2.0 to 1.0. A sublimit of $25 million for debt incurrence by non-guarantors will apply.

•

Credit Facilities – Newco and its Restricted Subsidiaries will be permitted to incur indebtedness of the greater of (a) $150 million and (b) the Borrowing Base as defined in the Forbes RCF Credit Agreement or any successor Newco ABL Credit Agreement that refinances the existing Forbes RCF Credit Agreement with bona fide ABL lenders and with a good faith determination of Borrowing Base in accordance with customary practice.

•	Pari passu Second Lien Debt – An amount such that Newco’s Total Second Lien Leverage Ratio is less than or equal to 1.5 to 1.0.

•

Junior Lien Debt – Greater of $100 million and an amount such that Total Secured Leverage Ratio is less than or equal to 2.5 to 1.0; to be secured by liens junior to the liens securing the Newco Secured Notes.

•	Purchase Money Indebtedness – Greater of $25 million and 5% of Newco’s Consolidated Net Tangible Assets.

•	General Basket – Greater of $50 million and 10% of Newco’s Consolidated Net Tangible Assets.

•

Acquisition Indebtedness – Permitted so long as either Newco could incur $1.00 under Consolidated Interest Coverage Ratio test on pro forma basis or pro forma Consolidated Interest Coverage Ratio of Newco and its Restricted Subs is greater than or equal to its Consolidated Interest Coverage Ratio prior to such acquisition.

•

Restricted Payments – Newco’s restricted payments builder basket will comprise 50% of its Consolidated Net Income for the period from January 1, 2020 (minus 100% of deficit), subject to (a) Newco’s reduction of the aggregate principal amount of outstanding Newco Secured Notes to less than $150 million (b) Newco having a total leverage ratio of less than 2.0 to 1.0, (c) Newco having 2.0 to 1.0 Consolidated Interest Coverage Ratio and (d) no Default or Event of Default.

•

Permitted Liens – Definition will allow liens securing the second lien debt basket (on a pari passu lien basis only), the junior lien debt basket (on junior lien basis only), the Credit Facilities debt basket, the purchase money debt basket and the acquired debt basket (limited to liens on indebtedness secured by the assets to be acquired and not incurred in connection with the transaction, and provided the Total Secured Leverage Ratio is no greater after giving pro forma effect to the acquisition than immediately prior to such acquisition), and will provide a general liens basket (greater of $40 million and (b) 7.5% of Newco’s Consolidated Net Tangible Assets (on a pari passu or junior lien basis only)).

•	Asset Sales – Subject to excess cash flow sweep as described above.

Subject to agreement upon mutually acceptable descriptions of the aforementioned proposed terms and certain other agreed terms in the Expected Amendment, each member of the Ad Hoc Group has agreed in principle to tender their Original Notes pursuant to the terms of the Exchange Offer and deliver their related Consents in the Consent Solicitation.

Except as described in this press release, all other material terms of the Exchange Offer and Consent Solicitation will remain unchanged. The Company intends to distribute a supplement to the Offering Memorandum and Consent Solicitation Statement to eligible holders containing the amended terms of the Exchange Offer and Consent Solicitation as promptly as practicable.

The Exchange Offer and Consent Solicitation is being conducted in connection with Superior Energy’s previously announced entry into a definitive agreement to divest its U.S. service rigs, coiled tubing, wireline, pressure control, flowback, fluid management and accommodations service lines and combine them with Forbes Energy Services Ltd.’s (OTCQX: FLSS) complementary service lines to create a new, publicly traded consolidation platform for U.S. completion, production and water solutions (the “Combination”). The consummation of the Exchange Offer is a condition of the Combination; however, the consummation of the Combination is not a condition of the Exchange Offer and Consent Solicitation.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the New Notes, Newco Secured Notes or Superior Secured Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In addition, this press release is neither an offer to purchase nor a solicitation of an offer to sell any Original Notes in the Exchange Offer or a solicitation of any consents to the Proposed Amendment. The New Notes, Newco Secured Notes and Superior Secured Notes have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The New Notes, Newco Secured Notes and Superior Secured Notes will only be offered and sold to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act.

About Superior Energy

Superior Energy serves the drilling, completion and production-related needs of oil and gas companies worldwide through a diversified portfolio of specialized oilfield services and equipment that are used throughout the economic life cycle of oil and gas wells.

Forward-Looking Statements

All statements in this press release (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Superior Energy, SESI and Newco, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the timing and effect of the Combination, the ability of SESI to consummate the Exchange Offer and Consent Solicitation on the amended terms reflected by the agreement in principle with the Ad Hoc Group or to otherwise satisfy the conditions to the settlement of the Exchange Offer and Consent Solicitation, general market and economic conditions, changes in law and government regulations and other matters affecting the businesses of Superior Energy, SESI or Newco, and the other risks described in the Offering Memorandum.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Superior Energy’s Annual Report on Form 10-K for the year ended December 31, 2018, and those set forth from time to time in Superior Energy’s filings with the Securities and Exchange Commission. Except as required by law, Superior Energy expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

###

Forward-Looking Statements

All statements in this communication (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Superior Energy Services, Inc. (“Superior”), Forbes Energy Services Ltd. (“Forbes”) and Spieth Newco, Inc. (“Newco”), which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction; the anticipated completion of the proposed transaction and the timing thereof; the expected future results of operations and growth of Superior and Newco; and plans and objectives of management for future operations of Superior and Newco.

While Superior believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its and Newco’s business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained or other closing conditions are not satisfied; local, regional and national economic conditions and the impact they may have on Superior, Forbes, Newco and their customers; conditions in the oil and gas industry, especially oil and natural gas prices and capital expenditures by oil and gas companies; the debt obligations of Superior and Newco following the transaction and the potential effect of limiting Superior’s and/or Newco’s ability to fund future growth and operations and increasing their respective exposure to risk during adverse economic conditions; the financial condition of Superior’s and Newco’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the potential additional costs relating to any reviews, investigations or other proceedings by government authorities or shareholder actions.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Superior’s Annual Report on Form 10-K for the year ended December 31, 2018, and those set forth from time to time in Superior’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.superiorenergy.com. Except as required by law, Superior expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Newco will file a registration statement on Form S-4, including a joint proxy statement/prospectus of Holdco and Forbes, with the SEC. INVESTORS AND SECURITY HOLDERS OF

SUPERIOR AND FORBES ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Forbes in connection with the Forbes shareholder meeting. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Superior, Forbes and Newco with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.superiorenergy.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Superior, Forbes and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Superior’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2019, and Forbes’ proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.